China Yida Holding, Co.
RM 1302-3 13/F, Crocodile House II
55 Connaught Road Central, Hong Kong

July 15, 2008

Securities Exchange Commission
Collin Webster
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Yida Holding, Co.
Form 10-KSB for the fiscal year ended December 31, 2007
Filed March 27, 2008 and
Form 10Q for the quarter ended March 31, 2008
Filed May 15, 2008
File No. 000-26777

Dear Mr. Webster:

        We are in receipt of your letter dated June 5, 2008 regarding the above referenced filing and the following are our responses. Please note that we are responding to your comments, however, we will not be filing the amendments to the 10-Q and the 10-KSB until all of the financial comments are resolved with respect to our registration statement on Form S-1.

Results of Operations, page 10

1.
The purpose of the MD&A is to provide readers information “necessary to an understanding of [a company’s] financial condition, changes in financial condition and results of operations.”  In other words, MD&A should be a discussion and analysis of a company’s business as seen through the eyes of those who manage that business.  For example, you need to provide a discussion and analysis as to why revenues increased for your Advertisement segment and decreased in your Tourism segment, reveal key performance measures and disclose known material trends and uncertainties.  Accordingly, please revise and provide a more detailed discussion of the material components of revenue growth for all periods presented to satisfy the principal objectives of the MD&A.  Further, with respect to your explanations of cost of revenues, gross profit and all other line items shown revise to:

•	Clearly disclose and quantify each material factor that contributed to the change in each line item, for example, analyze and discuss variable and fixed costs in cost of revenue;

•	Provide insight into the underlying business drivers or conditions that contributed to these changes; and

•
Describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

Response:  We have provided a discussion and analysis as to why revenues increased for the Company’s Advertisement segment and decreased in our Tourism segment.  We have revealed key performance measures and disclosed known material trends and uncertainties.  We have revised and provided a more detailed discussion of the material components of revenue growth for all periods presented to satisfy the principal objectives of the MD&A.  The explanations of cost of revenues, gross profit and all other line items have been revised to clearly disclose and quantify each material factor that contributed to the change in each line item.  We have analyzed and discussed variable and fixed costs in cost of revenue.  In addition, we have provided insight into the underlying business drivers and conditions that contributed to these changes.  Lastly, we have described any known trends or uncertainties that have had or may reasonably have a material impact on our operations and whether we believe that these trends are indicative of future performance.

2.
Please revise to disclose your Critical Accounting Policies and Estimates.  Accordingly, please address the role significant accounting policies and estimates have in understanding the company’s results.  Please refer to Item 303 of Regulation S-K.

Response:  We have revised to disclose our Critical Accounting Policies and Estimates.  Additionally, we have addressed the role significant accounting policies and estimates have in understanding the company’s results.

Report of Independent Registered Accounting Firm, page 13

3.
We note that your audit report was signed by an audit firm based in California.  We also note that you conduct almost all of your operations, generate substantially all your revenues and locate your assets in China.  After asking your auditor, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in California.

Response:  The Company’s accounting records are kept at its office in China.  The accounting records are maintained in Chinese and are structured to be in compliance with U.S. GAAP requirements.  The Company’s auditor, Kabani & Company, Inc., employs many Chinese-conversant staff (including US CPAs) at Kabani’s Los Angeles office.  In addition Kabani has an affiliate office in Beijing called “Kabani International (Consulting) Beijing, Co., Ltd.” (Kabani International) which employs accountants, including CPAs, who are trained in US GAAP and PCAOB audit procedures. Therefore, no foreign audit firm assists Kabani in the audit. Kabani’s staff visited the Company’s operating subsidiary in People’s Republic of China and conducted the field work in China and was assisted by Beijing staff of Kabani International. Kabani performed, supervised, and controlled the complete audit, including audit planning and field work via its own staff.

Consolidated Balance Sheet. page 14

4.
We view receivables from affiliates, such as the amount due from shareholders, as being akin to unpaid subscription receivables or unpaid capital contributions. Revise your balance sheet to present these receivables as deductions from equity, or advise. We refer you to SAB Topics 4:E and 4:G for an explanation of the staff's views concerning this subject.

Response:  The amount due from related parties was loans to Jinyang and Xinhengi amounting to $351,450 as of December 31, 2007. Jinyang and Xinhengi are two companies under common control with China Yida. The loans were paid by cash during the year and did not relate to stock issuances. The loans were non interest bearing, due on demand, and unsecured. Subsequently, the amounts were repaid on March 26, 2008, which was prior to March 27, 2008, the publication date of the financial statement as of December 31, 2007).  Pursuant to SAB Topics 4: E:, “the staff will not suggest that a receivable from an officer or director be deducted from stockholders' equity if the receivable was paid in cash prior to the publication of the financial statements and the payment date is stated in a note to the financial statements (Note 4 in this case).

5.	Please provide all required footnote disclosures explaining the "Advances" balance sheet line item.

Response:  We will update the “Advances” footnote disclosures as follows:

As of December 31, 2007, the company has Advances amounting to $9,459,052.

Fuyu entered into two marketing promotion agreements with two tour agents (unrelated parties) for promoting the resorts the Company owns in the next three years starting from 2008. The two tour agents promise to bring tourism revenue to Fuyu amounting to $2,878,842 (RMB 2,100 million) annually for the next three years.

At the same time, Fuyu had prepaid the special market promotion fee $5,346,420 ($1,782,140 annum) to the two contractors entirely for the next three years as of December 31, 2007.   Fuyu also agreed to provide 500 minutes of free advertising annually for the two contractors. The advance for the two tour agents as of December 31, 2007 was $5,346,420.  Subsequently in March 2008, the Company reorganized the business arrangement and transferred the two agreements to Yintai which was set up in 2008 and specializes in tourism.

Fuyu entered another contract with a third unrelated party for advertisement services. The advance balance amounted to $4,112,632 as of December 31, 2007. The contractor agreed to bring advertising revenue to Fuyu amounting to $2,741,754 (RMB 20 million) annually for the next three years.

Consolidated Statement of Operations. page 15

6.
It appears that the caption "cost of revenues" excludes depreciation and amortization for property, equipment and intangibles directly attributed to the generation of revenue. If so, please revise how you determine the amount identified as cost of revenues to include these expenses or provide the disclosures called for in SAB 11:B. For example, in regards to intangible assets, please tell us whether you include amortization expense related to your capitalized management contract with cost of revenues.

Response: We will revise the format of the income statement to comply with the SAB as follows:

	DECEMBER 31，
	2007	2006
Net revenue
Advertisement	$12,246,964	$7,651,441
Tourism	2,330,801	2,560,392
Total	14,577,765	10,211,833

Cost of revenue (exclusive of depreciation & amortization presented separately below)
Advertisement	2,000,684	2,205,646
Tourism	70,726	78,782
Total	(2,071,409)	(2,284,428)

Gross profit	12,506,356	7,927,405

Operating expenses
Selling expenses	973,459	765,118
Operating and administrative expenses	2,082,018	838,587
Depreciation and amortization	540,399	236,607
Total operating expenses	3,055,477	1,603,705

Income from operations	9,450,879	6,323,700

Note 1. Organization and Description of Business. page 18

7.
Please explain in the footnotes on page F-7 that after the sale of the assets of the Canadian subsidiaries to 627450 New Brunswick Inc., InteliSys Aviation Systems of America Inc. became a public shell company with no specific business plan or purpose and indicated that its business plan was to merge with an unidentified company or companies. Then provide a clear and concise explanation as to the circumstances surrounding the merger between Keenway Limited and InteliSys Aviation Systems of America Inc.

Response: We have amended Page F-7 so that it contains the following language:  Subsequent to November 17, 2006, the Company (InteliSys Aviation Systems of America, Inc.) became a public shell whose business plan contemplated merger with an unidentified Company or Companies.  The merger between Keenway Limited and Intllisystem facilitated the merger with the operating company.  The Merger was accomplished by means of a share exchange in which the Keenway Shareholders exchanged all of their stock in Keenway for the transfer and additional issuance of our common stock.  Under the terms of the Exchange Agreement and as a result of the Merger:

	Keenway became our wholly owned subsidiary;

• In exchange for all of their shares of Keenway common stock, the Keenway Shareholders received 90,903,246 newly issued shares of our common stock and 3,641,796 shares of our common stock which was transferred from certain InteliSys Shareholders;

• Immediately following the closing of the Merger, the Keenway Shareholders own approximately 94.5% of our issued and outstanding shares on a fully diluted basis.

8.
It appears that the merger between Keenway Limited and InteliSys Aviation Systems of America Inc. on November 19, 2007 was a reverse merger into a public shell corporation. Please tell us and disclose in detail how you accounted for this transaction. For example, tell us and disclose what adjustments were made to the consolidated statement of stockholders' equity as a result of the recapitalization.

Response:  In response to your comment please find the following details:

	Common Shares	Common Stock	Additional Paid-in Capital	Total
Balance, January 1, 2007 (1)	94,015,167	$94,016	$8,507,831	$8,601,847
Recapitalization (2)	5,983,580	5,984	(5,984)	-

Balance, December 31, 2007	99,999,547	$100,000	$8,501,847	$8,601,847

(1)
The amount shown for paid in capital would be valued in terms of the issued capital of the nominal acquiree (the new subsidiary). The above amount of $8,601,847 represents the capital amount of Keenway Limited.

(2)
This amount represents the value of shares issued by the shell company prior to reverse acquisition recorded as a difference between the opening balance of equity of Keenway Limited as of January 1, 2007 and December 31, 2007. Any transaction after the reverse acquisition is not part of this amount.

9.
We refer you to page 20. We note that Jintai Tourism acquired a management contract for cash from a third party and capitalized the contract as an intangible asset. Please describe for us and disclose in greater detail what this management contract entails. Furthermore, please explain to us how you are treating the amortization expense as a result of this contract. For example, is the amortization expense treated as cost of revenue or other operating expense?

Response:  Jintai Tourism entered into an operating agreement, Big Golden Lake Tourism Project, with the management committee of Fujian Taining Jinhu Tourism Economic Developing District in 2001. Pursuant to the agreement, Jintai Tourism has had the operation right of province park in the Big Golden Lake Tourism Project for 31 years, including the landscapes of Golden Lake, Shangqinxin, Zhuangyuanyan and etc. The transferring fee of the operation right of province park was $4,785,278 (RMB35 million). Jintai Tourism may enjoy the revenue generated from tickets sold and other income generated from the affiliated resort and the services provided.  The Company booked the operation right of landscapes as intangible assets with the original cost amounting to $4,785,278 (RMB35 million). The operation right of landscape was equally amortized in 31 years starting in 2001. The Company booked amortization expense under “General and Administration expense” as of December 31, 2007.

10.
We refer you to page 21. We note that the company owns a management contract with Jiaoguang Media. Please disclose and provide us a description of the management contract, tell us how and when this management contract was acquired, and how you are accounting for it.

Response:  On December 30, 2004, shareholders of Jiaoguang Media entered into a set of Contractual Arrangements with the Company. The relationships with the Company and its shareholders are governed by the Contractual Arrangements.

The Contractual Arrangements are comprised of a series of agreements, including a Consulting Agreement and an Operating Agreement, through which the Company has the right to advise, consult, manage and operate Jiaoguang Media, and collect and own all of the respective net profits of Jiaoguang Media.  Additionally, under a Proxy and Voting Agreement and a Voting Trust and Escrow Agreement, the shareholders of Jiaoguang Media have vested their voting control over Jiaoguang Media to the Company.  In order to further reinforce the Company’s rights to control and operate Jiaoguang Media, Jiaoguang and its shareholders have granted the Company, under an Option Agreement, the exclusive right and option to acquire all of their equity interests in the Jiaoguang Media or, alternatively, all of the assets of the Jiaoguang Media. Further, the shareholders of Jiaoguang Media have pledged all of their rights, titles and interests in the Jiaoguang Media to the Company under an Equity Pledge Agreement.

The Company has adopted FASB Interpretation No. 46R "Consolidation of Variable Interest Entities" ("FIN 46R"), an Interpretation of Accounting Research Bulletin No. 51. FIN 46R requires a Variable Interest Entity (VIE) to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE's residual returns. VIEs are those entities in which the Company, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entities, and therefore the company is the primary beneficiary of these entities. The results of subsidiaries or variable interest entities acquired during the year are included in the consolidated income statements from the effective date of acquisition.

Because Jiaoguang Media and the Company’s contractual relationship comply with FIN 46R, the Company has consolidated Jiaoguang Media as VIE since 2004. The Company has consolidated Jiaoguang Media as a VIE in the 10KSB as of December 31, 2007 filed with SEC.

11.	We refer you to the bottom of page 21. Please tell us and disclose whether the company has consolidated the financial statements of Jiaoguang Media as of and for the year ended, December 31, 2007.

Response:  The Company did consolidate the financial statements of Jiaoguang Media as of and for the year ended, December 31, 2007.

 Note 1 h. Revenue Recognition, page 23

12.	Please tell us and disclose whether Jiaoguang Media nets any agency commissions against advertising revenue.

Response:  We will update the footnote disclosures as follow: Jiaoguang Media did not net agency commissions against advertising revenue.

13.
We note that Jintai Tourism "engages in tourism developments, ethnic culture communications, timeshare resorts operation, souvenir sales and related tourism services." Applying the principles described in SAB 104, please tell us and disclose how and when Jintai Tourism recognizes the revenue from these various revenue streams.

Response:  Revenues from advance resort ticket sales are recognized when the tickets are used. Revenues from our contractors who have tourism contracts with us are generally recognized over the period of the applicable agreements commencing and the services provided.  As of December 31, 2007, the Company did not generate revenue from ethnic culture communications, timeshare resorts operations, souvenir sales and the related tourism service.

14.
Please tell us and disclose whether and how Jiaoguang Media acquires rights to programming and produces programming to broadcast on FETV. Tell us and disclose how Jiaoguang Media accounts for the costs incurred in acquiring and producing programs.

Response:  We will update the footnote disclosures as follow:
Jiaoguang Media was not granted the right to programming on FETV. But Jiaoguang Media was authorized by FETV to acquire programs and produce programs for FETV. The costs incurred in acquiring and producing programs accounts as the Cost of Revenue.

 Note 1 n. Segment reporting. page 24

15.	Please disclose and provide us a more detailed explanation for "Reconciling item (3)."

Response:   We will revise this section to present identifiable assets for each segment net of intercompany transactions and removed the item(3) footnote.

Note 7. Intangible Assets. page 29

16.	Please disclose and tell us whether Jiaoguang Media holds, leases, or otherwise accounts for broadcasting licenses with the Chinese government.

Response: We will update the intangible assets disclosure with the follow:
Jiaoguang Media did not hold, lease, or otherwise account for broadcasting licenses with the Chinese government.

Other

17.	Please revise and disclose all required stockholder's equity footnote disclosures. See SFAS 129 and related U.S. GAAP literature.

Response:  We will update the equity section in the disclosure as follows:

1.     SHARE EXCHANGE AGREEMENT

On November 19, 2007, Chen Minhua, Fan Yanling, Extra Profit International Limited, Luck Glory International Limited, and Zhang Xinchen (collectively, the Keenway Shareholders”), Keenway Limited, Hong Kong Yi Tat and we entered into a definitive Share Exchange Agreement (“Exchange Agreement”) which resulted in Keenway becoming our wholly owned subsidiary (the “Merger”).  The Merger was accomplished by means of a share exchange in which the Keenway Shareholders exchanged all of their stock in Keenway for the transfer and additional issuance of our common stock.

In exchange for all of their shares of Keenway common stock, the Keenway Shareholders received 90,903,246 newly issued shares of our common stock and 3,641,796 shares of our common stock which was transferred from certain InteliSys Shareholders; Immediately following the closing of the Merger, the Keenway Shareholders owned approximately 94.5% of our issued and outstanding shares on a fully diluted basis.

As a result of the exchange agreement, the reorganization was treated as an acquisition by the accounting acquiree that is being accounted for as a recapitalization and as a reverse merger by the legal acquirer for accounting purposes.  Pursuant to the recapitalization, all capital stock shares and amounts and per share data have been retroactively restated. Accordingly, the financial statements include the following:

	Common Shares	Common Stock	Additional Paid-in Capital	Total
Balance, January 1, 2007 (1)	94,015,167	$94,016	$8,507,831	$8,601,847
Recapitalization (2)	5,983,580	5,984	(5,984)	-

Balance, December 31, 2007	99,999,547	$100,000	$8,501,847	$8,601,847

(1)
The amount shown for paid in capital would be valued in terms of the issued capital of the nominal acquiree (the new subsidiary). The above amount of $8,601,847 represents the capital amount of Keenway Limited.

(2)
This amount represents the value of shares issued by the shell company prior to     reverse acquisition recorded as a difference between the opening balance of equity of Keenway Limited as of January 1, 2007 and December 31, 2007. Any transaction after the reverse acquisition is not part of this amount.

2.     EQUITY TRANSACTION

Jiaoguang Media increased its share capital from $1,778,823 to $2,564,000 (RMB 2,000 million) on November 2006 by its original shareholders.

Finally, we acknowledge the following:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHINA YIDA HOLDING, CO.

By:        /s/ Chen Minhua
    Chen Minhua